Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In millions of U.S. dollars, except per share amounts, and in accordance with U.S. GAAP)

Overview

For almost 30 years, we have delivered the integrated circuit (IC) building blocks that drive the capabilities of voice, enterprise, broadband and wireless communications. We believe that our success is built on our technology strengths encompassing voice and data networks, and consumer and ultra low-power communications. We segment our business as Network Communications, Consumer Communications and Ultra Low-Power Communications.

On October 7, 2005, we entered into an agreement with Intel Corporation and its UK subsidiary to sell our the assets related to our RF Front - End Consumer business. We expect to receive approximately $68.0 in cash and $2.0 in other considerations when the deal closes, which is expected to be in November 2005.

The following discussion and analysis explains trends in our financial condition and results of operations for the three and six month periods ended September 23, 2005, compared with the corresponding periods in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our audited consolidated financial statements and notes for the fiscal year ended March 25, 2005.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o     rapid technological developments and changes;

      o our ability to achieve profitability and generate positive cash flows in the future;

      o     our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     increasing price and product competition;

      o our exposure to product warranty claims resulting from product defects or failures;

      o our exposure to currency exchange rate fluctuations and other factors inherent in our international operations;

      o     order cancellations or deferrals by our customers;

      o     our ability to attract and retain key employees;

      o protection and validity of our patent and other intellectual property rights; and

      o other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED
SEPTEMBER 23, 2005

      Summary of Results from Operations                                       Three Months Ended           Six Months Ended
                                                                             -----------------------     -----------------------
      (millions of U.S. dollars, except per share                            Sept. 23,     Sept. 24,     Sept. 23,     Sept. 24,
      amounts)                                                                 2005          2004          2005          2004
                                                                             ---------     ---------     ---------     ---------
      Consolidated revenue:                                                  $  46.9       $  58.8       $  92.4       $ 114.6
         Network Communications                                                 22.1          26.9          44.3          52.8
         Consumer Communications                                                16.6          20.6          31.5          39.8
         Ultra Low-Power Communications                                          8.2          11.3          16.6          22.0

      Income (loss) from operations:                                            (2.0)          3.1          (7.5)          9.7
         Network Communications                                                 (1.2)          3.0          (4.0)          5.1
         Consumer Communications                                                (0.1)         (1.8)         (3.7)         (3.8)
         Ultra Low-Power Communications                                         (0.7)         (1.0)         (1.7)         (1.5)
         Unallocated gains                                                        --           2.9           1.9           9.9

      Net income (loss) for the period                                          (2.3)          3.2          (5.9)         10.7
      Net income (loss) per common share:
          Basic and diluted                                                    (0.02)         0.02         (0.06)         0.08

      Weighted average common shares outstanding (millions):
          Basic                                                                127.3         127.3         127.3         127.3
          Diluted                                                              127.3         127.3         127.3         127.4

Our revenue in the second quarter of Fiscal 2006 was $46.9, down 20% from revenue of $58.8 in the second quarter of Fiscal 2005. Revenue in the six months ended September 23, 2005 was $92.4, down 19% from revenue of $114.6 in the corresponding period of Fiscal 2005. Revenue declines were seen in all of our business segments, with the largest decline being in sales volumes of products within our Network and Consumer Communications segments.

Despite the revenue decline, we experienced higher sequential bookings in the second quarter of Fiscal 2006 due primarily to increased bookings of products within our Ultra Low-Power Communications and Network Communications segments, partially offset by decreased bookings within our Consumer Communications segment.

In the second quarter of Fiscal 2006, we recorded a net loss of $2.3, or $0.02 per share. This compares to net income of $3.2, or $0.02 per share, in the second quarter of Fiscal 2005. The net loss in the second quarter of Fiscal 2006 was driven primarily by lower revenue and margins, as revenue declined by $11.9 in the second quarter of Fiscal 2006 as compared to the same period in the previous year. Gross margin decreased to 43% in the second quarter of Fiscal 2006 from 46% in the same period of Fiscal 2005. These declines were partially offset by lower expenses due to cost reduction programs implemented at the end of Fiscal 2005. The net income in the second quarter of Fiscal 2005 included a gain on sale of foundry business of $2.9.

In the six month period ended September 23, 2005, we recorded a net loss of $5.9, or $0.06 per share. This compares to net income of $10.7, or $0.08 per share, in the corresponding period of Fiscal 2005. The increased net loss in the first six months of Fiscal 2006 compared with the same period in Fiscal 2005 was driven primarily by lower revenues and reduced margins, partially offset by a gain on sale of foundry business of $1.9. The net income in the same period of Fiscal 2005 included a gain on sale of foundry business of $9.9.

We segment our business into three reportable segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. We target the communications industries with offerings that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. We sell our products through both direct and indirect channels of distribution. Factors affecting the choice of distribution include, among others, end-customer type, the level of product complexity, the stage of product introduction, geographic presence and location of markets, and volume levels.

Network Communications

                                                                               Three Months Ended           Six Months Ended
                                                                             -----------------------     -----------------------
                                                                             Sept. 23,     Sept. 24,     Sept. 23,     Sept. 24,
                                                                               2005          2004          2005          2004
      (millions of U.S. dollars)                                             ---------     ---------     ---------     ---------
      Revenue                                                                $ 22.1        $ 26.9        $ 44.3        $ 52.8
                                                                             ======        ======        ======        ======
      As a % of total revenue                                                   47%           46%           48%           46%
      Operating income (loss)                                                $ (1.2)       $  3.0        $ (4.0)       $  5.1
                                                                             ======        ======        ======        ======

Our Network Communications segment provides semiconductor solutions for enterprise, access, edge and metro networks over wired, wireless and optical media. The product lines enable voice and data for traditional, convergent and packet networks.

Revenue for the second quarter of Fiscal 2006 totaled $22.1, down 18% from the second quarter of Fiscal 2005. The revenue decline was driven primarily by lower sales volumes of our legacy, foundry, and timing and convergence products, which accounted for declines of approximately 6%, 6% and 5%, respectively.

Revenue for the six months ended September 23, 2005 totaled $44.3, down 16% compared with the corresponding period in Fiscal 2005. Declines were seen mainly in sales volumes of our legacy, timing and convergence, and foundry products, which accounted for declines of approximately 6%, 6%, and 5%, respectively, of the total decline in the business segment.

The segment had an operating loss of $1.2 in the three months ended September 23, 2005, as compared to operating income of $3.0 in the three months ended September 24, 2004. The operating loss for the six months ended September 23, 2005 totaled $4.0, compared with operating income of $5.1 for the corresponding period in Fiscal 2005. The operating losses in both periods of Fiscal 2006 were driven mainly by lower revenues.

Consumer Communications

                                                                               Three Months Ended           Six Months Ended
                                                                             -----------------------     -----------------------
                                                                             Sept. 23,     Sept. 24,     Sept. 23,     Sept. 24,
                                                                               2005          2004          2005          2004
      (millions of U.S. dollars)                                             ---------     ---------     ---------     ---------
      Revenue                                                                $ 16.6        $ 20.6        $ 31.5        $ 39.8
                                                                             ======        ======        ======        ======
      As a % of total revenue                                                   35%           35%           34%           35%
      Operating loss                                                         $ (0.1)       $ (1.8)       $ (3.7)       $ (3.8)
                                                                             ======        ======        ======        ======

Zarlink's Consumer Communications products allow users to connect to the network. These products include infotainment (for example, set-top boxes and digital TV), and wireless (for example, cellular chipsets) applications.

During the second quarter of Fiscal 2006, revenue decreased 19% over the second quarter of Fiscal 2005, to $16.6. Revenue declines were driven primarily by lower sales volumes of our cellular and legacy products. Revenue for the six months ended September 23, 2005 decreased by 21% from $39.8 in the same period of Fiscal 2005. The decline was driven primarily by lower sales volumes of our cellular products, which accounted for approximately 13% of the decline. Sales volumes of our tuners and demodulators also decreased, which accounted for approximately 5% of the decline.

The consumer market is generally characterized by high volumes and rapid technology change. As a result, there is a customer expectation for reductions in selling prices on products, particularly once the new technologies are accepted, or as additional product suppliers enter the markets. Consistent with the market in general, we have attempted to control the impact of these price reductions on our gross margin through manufacturing process and pricing synergies, or with the introduction of cost reduced versions of certain products, which help maintain relatively consistent margins across the segment.

The segment had an operating loss of $0.1 in the first quarter of Fiscal 2006, as compared to an operating loss of $1.8 in the corresponding period in Fiscal 2005. These improvements were driven primarily by lower R&D expenses in Fiscal

2006. During the fourth quarter of Fiscal 2005 we implemented cost restructuring activities which resulted in reduced salaries, benefits, and materials costs in Fiscal 2006.

The operating loss for the six months ended September 23, 2005 totaled $3.7, compared with an operating loss of $3.8 for the corresponding period in Fiscal 2005. The cost reductions implemented in the fourth quarter of Fiscal 2005 resulted in lower R&D salaries, benefits, materials, and design tool costs in Fiscal 2006. These favorable impacts were offset by lower margins due to reduced sales volumes during the period.

On October 7, 2005, we entered into an agreement with Intel Corporation and its UK subsidiary to sell our the assets related to our RF Front - End Consumer business. We expect to receive approximately $68.0 in cash and $2.0 in other considerations when the deal closes, which is expected to be in November 2005. For the three and six months ended September 23, 2005, revenue related to this business, which is included in our Consumer Communications segment, was $12.7 and $24.1, respectively (three and six months ended September 24, 2004 - $13.4 and $26.2, respectively).

Ultra Low-Power Communications

                                                                               Three Months Ended           Six Months Ended
                                                                             -----------------------     -----------------------
                                                                             Sept. 23,     Sept. 24,     Sept. 23,     Sept. 24,
                                                                               2005          2004          2005          2004
      (millions of U.S. dollars)                                             ---------     ---------     ---------     ---------
      Revenue                                                                $  8.2        $ 11.3        $ 16.6        $ 22.0
                                                                             ======        ======        ======        ======
      As a % of total revenue                                                   18%           19%           18%           19%
      Operating loss                                                         $ (0.7)       $ (1.0)       $ (1.7)       $ (1.5)
                                                                             ======        ======        ======        ======

Our Ultra Low-Power Communications business segment provides custom Integrated Circuit and Application Specific Standard Product (ASSP) solutions for healthcare applications such as cardiac pacemakers, hearing-aids, swallowable camera capsules and portable medical instruments. The segment also provides ultra low-power solutions for commercial applications, such as electronic shelf labels, radio frequency tagging and personal area communications devices.

Revenue for the second quarter of Fiscal 2006 totaled $8.2, a decrease of 27% from the second quarter of Fiscal 2005. Revenue declines were driven primarily by lower sales volumes of our wireless and implantable products, which accounted for declines of approximately 17% and 12%, respectively. Revenue for the six months ended September 23, 2005 totaled $16.6, down 25% compared with the corresponding period in Fiscal 2005. The decline was driven primarily by lower sales volumes of wireless and implantable products, which accounted for declines of approximately 14% and 8%, respectively. Revenue in both our wireless and implantable product lines was higher in the first half of Fiscal 2005 due in part to our initial shipments of electronic shelf labels in our wireless product line, as well as a shipment of legacy product in our implantable product line.

For the three months ended September 23, 2005, the segment had an operating loss of $0.7 as compared to an operating loss of $1.0 in the three months ended September 24, 2004. The decrease in net loss resulted from lower R&D costs due mainly to the reimbursement of development costs, partially offset by revenue decreases.

The operating loss for the six months ended September 23, 2005 totaled $1.7, compared with an operating loss of $1.5 for the corresponding period in Fiscal 2005. The net loss increased due mainly to lower revenues, partially offset by lower R&D costs due mainly to the reimbursement of development costs.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                                  Three Months Ended                                 Six Months Ended
                                      -------------------------------------------       --------------------------------------------
                                      Sept. 23,    % of        Sept. 24,    % of        Sept. 23,     % of       Sept. 24,     % of
(millions of U.S. dollars)              2005       Total         2004       Total         2005       Total         2004        Total
                                      ---------    -----       ---------    -----       ---------    -----       ---------     -----
Revenue:
Asia / Pacific                         $ 21.1        45%        $ 24.0        41%        $ 42.8        46%        $ 48.0         42%
Europe                                   14.5        31%          18.4        31%          27.3        30%          34.4         30%
United States                             9.1        19%          13.0        22%          17.9        19%          24.6         21%
Canada                                    1.7         4%           2.4         4%           3.6         4%           4.5          4%
Other Regions                             0.5         1%           1.0         2%           0.8         1%           3.1          3%
                                       ------       ---         ------       ---         ------       ---         ------        ---
Total                                  $ 46.9       100%        $ 58.8       100%        $ 92.4       100%        $114.6        100%
                                       ======       ===         ======       ===         ======       ===         ======        ===

Asia/Pacific

Asia/Pacific revenue decreased by 12% during the second quarter of Fiscal 2006 compared to the same period of Fiscal 2005. Revenue for the six months ended September 23, 2005 totaled $42.8, down 11% compared with the corresponding period in Fiscal 2005. The decrease in revenue in both periods was due to lower sales in all of our business segments, with the largest contributor to the decrease being shipments in our Consumer Communications segment.

Europe

European revenues decreased by 21% in the second quarter of Fiscal 2006 compared to the same period of Fiscal 2005. The decrease in revenue was due to lower sales in all of our business segments, with the largest contributors to the decrease being lower sales volumes of products within our Network Communications segment.

Revenue for the six months ended September 23, 2005 totaled $27.3, down 21% compared with the corresponding period in Fiscal 2005. European revenues decreased in all of our business segments. The largest contributors to the decline were lower revenues in our Ultra Low-Power Communications segment, and lower sales volumes of legacy products within our Network Communications segment, which accounted for revenue declines of approximately 7% and 5%, respectively.

United States

Revenue from customers in the United States decreased by 30% during the second quarter of Fiscal 2006 compared to the second quarter of Fiscal 2005. Decreased sales volumes were seen predominantly in our implantable products in our Ultra Low-Power Communications segment, and foundry and timing and convergence product lines in our Network Communications segment, which accounted for revenue decreases of approximately 9%, 8% and 7%, respectively.

Revenue for the six months ended September 23, 2005 totaled $17.9, down 27% from the corresponding period in Fiscal 2005. Revenue decreased in all of our business segments, however the declines were driven mainly by lower sales volumes of our timing and convergence product lines in our Network Communications segment, and Ultra Low-Power wireless products, which accounted for revenue declines of approximately 8% and 7%, respectively.

Canada

Canadian revenue in the second quarter of Fiscal 2006 decreased by $0.7 compared to the same period in Fiscal 2005, primarily due to lower sales volumes of wireless products in our Ultra Low-Power Communications segment.

Revenue for the six months ended September 23, 2005 totaled $3.6, down $0.9 compared with the corresponding period in Fiscal 2005, primarily due to fewer shipments of legacy products within our Network Communications segment.

Other Regions

Revenue to customers in other regions during the second quarter of Fiscal 2006 decreased by $0.5 compared to the same period in Fiscal 2005. Revenue for the six months ended September 23, 2005 totaled $0.8, down $2.3 compared with the corresponding period in Fiscal 2005. Decreases in both periods were due mainly to lower sales volumes of cellular products within the Consumer Communications segment.

GROSS MARGIN

                                Three Months Ended          Six Months Ended
                              -----------------------    -----------------------
                              Sept. 23,     Sept. 24,    Sept. 23,     Sept. 24,
(millions of U.S. dollars)      2005          2004         2005          2004
                              ---------     ---------    ---------     ---------
Gross Margin                  $  20.1       $   26.8     $  37.6       $  52.0

As a percentage of revenue        43%            46%         41%           45%

Gross margin in the three month period ended September 23, 2005 was 43%, a decrease of three percentage points from gross margin in the same period in Fiscal 2005. The decline was due predominately to under-recoveries of fixed operations costs resulting from lower revenues in Fiscal 2006, as well as a change in product mix within the Network Communications segment.

Gross margin for the six months ended September 23, 2005 was 41%, a decrease of four percentage points compared with the corresponding period in Fiscal 2005, resulting primarily from under-recoveries of fixed operations costs.

OPERATING EXPENSES

Research and Development (R&D)

                                Three Months Ended          Six Months Ended
                              -----------------------    -----------------------
                              Sept. 23,     Sept. 24,    Sept. 23,     Sept. 24,
(millions of U.S. dollars)      2005          2004         2005          2004
                              ---------     ---------    ---------     ---------
R&D Expenses                  $  11.8       $  15.6      $   25.4       $ 30.5

As a percentage of revenue        25%           27%           27%          27%

R&D expenses decreased by 24%, or $3.8, in the second quarter of Fiscal 2006 from the same period in Fiscal 2005. R&D expenses for the six months ended September 23, 2005 were $25.4, a decrease of 16% compared with the corresponding period in Fiscal 2005. The decrease in both periods resulted mainly from reduced salaries, benefits, and materials costs resulting from headcount reductions implemented during the fourth quarter of Fiscal 2005, as we ceased research and development on our digital video decoder program in the Consumer Communications segment. In addition, we also benefited from lower research and development expenses in our Ultra Low-Power Communications segment resulting from the reimbursement of development costs. We also benefited from lower design tool costs in the three and six months ended September 23, 2005, as compared to the same periods in the previous year.

The Ultra Low-Power Communications business segment's strategy comprises a blend of ASSPs and custom design and development. This strategy allows us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we charge a Non-Recurring Engineering (NRE) fee for services, which are recorded as recoveries of R&D expenditures. As NRE recoveries are recognized upon achievement of milestones within development programs, the amounts will fluctuate from quarter to quarter.

We continue to focus our R&D resources on programs and products that demonstrate superior potential for near and medium-term revenue.

In the Network Communications business segment, R&D activities focused on the following areas:

      o Network Timing and Synchronization - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization;

      o TDM over Internet Protocol (IP) Processing Solutions - Meeting network convergence with TDM over IP processing solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Ethernet Switching - high density Fast Ethernet (FE) switching for communication backplanes and for linecards where integrated Quality of Service (QOS) is required for converged solutions;

      o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments; and

      o Parallel optical modules for high speed, short reach applications, providing customers with more cost effective solutions.

In the Consumer Communications business segment, R&D activities focused on the following area:

      o Providing tuner, demodulator and peripheral chips for satellite, cable and terrestrial digital set-top boxes, integrated digital televisions and adapter boxes.

In the Ultra Low-Power Communications business segment, R&D activities focused on semiconductor solutions and technologies for a variety of applications where ultra low power consumption is an important differentiating feature, including:

      o Ultra low-power integrated circuits supporting short-range wireless communications for industrial applications such as electronic shelf labels and radio frequency tagging, and healthcare applications such as implantable devices, swallowable camera capsules, and personal area communications devices;

      o High performance custom Coder/Decoders (CODECs) chips for major hearing aid companies; and

      o     Surge   protection   ASSPs  used  in   implantable   pacemakers  and
            defibrillators for cardiac rhythm management.

Selling and Administrative (S&A)

                                Three Months Ended          Six Months Ended
                              -----------------------    -----------------------
                              Sept. 23,     Sept. 24,    Sept. 23,     Sept. 24,
(millions of U.S. dollars)      2005          2004         2005          2004
                              ---------     ---------    ---------     ---------
S&A Expenses                  $  10.3       $  11.0       $  21.6       $  21.7

As a percentage of revenue        22%           19%           23%           19%

S&A expenses decreased by 6%, or $0.7, in the second quarter of Fiscal 2006 from the same period in Fiscal 2005. The decrease was primarily due to lower salaries and benefits resulting from headcount reductions implemented in the fourth quarter of Fiscal 2005.

S&A expenses for the six months ended September 23, 2005 were $21.6, as compared to $21.7 in the corresponding period in Fiscal 2005. While we had lower salaries and benefits in the first half of Fiscal 2006 as a result of the headcount reductions implemented in the previous year, our S&A expenses in the first half of Fiscal 2006 were adversely impacted by additional severance costs incurred in the first quarter. In addition, Fiscal 2006 expenses included consulting fees related to strategic planning and the initiative of selling the RF Front End business, which is discussed elsewhere in this Management's Discussion and Analysis.

Gain on Sale of Business

During Fiscal 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable.

In the first quarter of Fiscal 2006, we received payment of $2.0 being the final installment of the note receivable due from X-FAB, and recognized a gain on sale of business of $nil and $1.9 in the three and six months ended September 23, 2005, respectively. (three and six months ended September 24, 2004 - $2.9 and $9.9, respectively.)

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three and six months ended September 23, 2005 was $0.4 and $0.8, respectively, as compared to $0.2 and $0.4, respectively, in the three and six months ended September 24, 2004. The increase in both periods was mainly due to higher interest rates in Fiscal 2006.

Foreign Exchange Gains and Losses

Foreign exchange losses in the second quarter of Fiscal 2006 amounted to $0.3 as compared to losses of $0.1 for the same period in Fiscal 2005. Foreign exchange gains for the six months ended September 23, 2005 were $1.2, as compared to losses of $0.4 for the same period in Fiscal 2005. Net foreign exchange gains and losses were recorded on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. The foreign exchange gains and losses in both periods related primarily to revaluation of our pension liability denominated in Swedish Krona.

Historically we have held restricted cash in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During the second quarter of Fiscal 2006, we negotiated a new credit facility that enables us to hold funds in Swedish Krona to secure these letters of credit. This change in investment strategy will act as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses will be reduced in future periods.

INCOME TAXES

We have recorded income tax expense of $0.4 in the second quarter of Fiscal 2006, compared with income tax of $nil for the corresponding period in Fiscal 2005. During the second quarter of Fiscal 2006, audits related to our 2001 Canadian federal tax return were substantially completed. Based on the results of this audit, we have increased our tax provision for estimated additional costs expected to be incurred to settle outstanding issues relating to fiscal years still subject to audit.

Income tax expense for the six months ended September 23, 2005 was $0.4, compared with a recovery of $1.0 for the corresponding period in Fiscal 2005. The income tax expense in the first six months of Fiscal 2006 related to the expense recorded in the second quarter discussed above. During the six months ended September 24, 2004, an income tax recovery of $1.0 was recorded related to the release of previously recognized provisions no longer required as a result of settlements with tax authorities, in addition to a recovery of $0.3 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.3.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of September 23, 2005 of $213.7 (March 25, 2005 - $191.7). The increase in the valuation allowance relates primarily to losses and temporary differences incurred in our domestic and foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded a net loss of $2.3, or $0.02 per share, in the second quarter of Fiscal 2006. This compares to net income of $3.2, or $0.02 per share, in the same period of Fiscal 2005. The net loss in the second quarter of Fiscal 2006 was caused mainly by lower revenues and margins than those in the same quarter of Fiscal 2005. The net loss was reduced by cost reductions in R&D and S&A. The net income for the three month period ended September 24, 2004, was primarily a result of stronger revenues and margins and a gain on sale of business of $2.9.

In the six month period ended September 23, 2005 we recorded a net loss of $5.9, or $0.06 per share. This compares to net income of $10.7, or $0.08 per share, in the same period of Fiscal 2005. The net loss for the six month period ended September 23, 2005 was primarily the result of lower revenues and margins than those in the same period of Fiscal 2005, partially offset by lower R&D expenses. The net income for the six month period ended September 24, 2004, was primarily a result of improved revenues and margins and a gain on sale of business of $9.9.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at September 23, 2005 was held cash, cash equivalents and short-term investments totaling $41.5 (March 25, 2005 - $59.0). As at September 23, 2005, the balance was represented entirely by cash and cash equivalents (March 25, 2005 - $19.4 related to cash and cash equivalents).

Operating Activities

Cash used in operating activities during the six months ended September 23, 2005 was $16.8, as compared to $7.9 used in the same period of Fiscal 2005.

Cash used in operating activities before working capital changes amounted to $5.6 for the six months ended September 23, 2005, as compared to $5.5 provided in the first six months of Fiscal 2005. Cash used in operations resulted primarily from the net loss during the period. Since March 25, 2005, our working capital increased by $11.2, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $8.9, driven mainly by a reduction in our provision for exit activities as we paid out severance costs incurred in Fiscal 2005, as well as lower trade accounts payable balances due to the timing of purchases from our inventory suppliers; and

      o an increase in prepaid expenses of $5.0 due mainly to the a payment related to the renegotiation of a multi-year software design tool contract; partially offset by

      o a decrease in inventory of $2.1 due primarily to shipment of products in our Consumer Communications segment.

In comparison, our working capital increased by $13.4 during the first six months of Fiscal 2005, primarily as a result of the following:

      o an increase in trade and other accounts receivable of $4.9 due to the timing of sales and cash collections during the quarter, and claims with certain of our foundry suppliers;

      o     an  increase  in  inventory  of  $3.7   resulting  from  efforts  to
            accommodate expected sales demand in the second quarter of Fiscal 2005; and

      o an increase in prepaid expenses of $2.2 resulting mainly from the timing of payments on software design tools; partially offset by

      o a decrease in payables and accrued liabilities of $3.2 due mainly to the timing of payments made to our foundry suppliers.

Investing Activities

Cash provided from investing activities during the six months ended September 23, 2005 was $41.3, resulting primarily from the following:

      o     the maturity of short-term investments totaling $67.7; and

      o proceeds of $2.0 received as payment against a note receivable from X-FAB;

      o     partially  offset by purchases of  short-term  investments  totaling
            $28.1.

As at September 23, 2005 we held short-term investments of $nil as compared to $39.6 as at March 25, 2005. The decrease in short-term investments in the second quarter of Fiscal 2006 was caused by the timing of investment maturities. We anticipate that we will reinvest excess cash in short-term investments in future periods, which will result in cash outflows from investing activities at that time.

Cash provided from investing activities was $15.9 for the six months ended September 24, 2004, primarily from the following:

      o     matured short-term investments totaling $62.2; and

      o proceeds of $9.9 received as payment against a note receivable from X-FAB; partially offset by

      o     purchases of short-term investments of $54.6.

Financing Activities

Cash used in financing activities during the six months ended September 23, 2005 was $2.1. The use of cash was primarily the result of the following:

      o     payment of dividends on preferred shares of $1.1; and

      o     repurchase of preferred shares of $0.8, partially offset by

      o     an increase in restricted cash of $0.2.

Cash used in financing activities during the first six months of Fiscal 2005 was $1.1, resulting primarily from payment of $1.0 for dividends on our preferred shares.

We are required to pay quarterly dividends on our preferred shares of $0.41 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.0 in dividends in the remaining quarters of Fiscal 2006. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.35 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares remains below this price, we expect to repurchase approximately $1.0 of preferred shares in the remaining quarters of Fiscal 2006.

In addition to our cash, cash equivalents, and short-term investment balances, we have credit facilities totaling $27.1 (U.S. $10.0 and Cdn $20.0) available for letters of credit. During the second quarter of Fiscal 2006, we negotiated a new facility for $12.8 (Cdn $15.0) to allow us to fully secure our Swedish pension liability in Swedish Krona. As at September 23, 2005, we had utilized $12.9 of our credit facilities, and accordingly we have unused facilities of $14.2 available for letters of credit. The outstanding letters of credit included the following:

      o     $11.5 related to our pension plan in Sweden;

      o $0.6 related to our Supplementary Executive Retirement Plan (SERP) plan; and

      o $0.8 to secure certain obligations under a performance guarantee and office lease arrangement.

As at September 23, 2005, cash and cash equivalents totaling $13.9 were pledged under the credit facilities to cover outstanding letters of credit. A total of $12.5 (97.5 million Swedish Krona) in restricted cash is now pledged to secure our pension liability of $12.3 in Sweden. We have also pledged $0.2 as security for a custom bond and related credit facilities.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future. In addition, on October 7, 2005 we entered into an agreement to sell our RF Front End business to Intel Corporation and its UK subsidiary (Intel). Upon closing of the deal in late November 2005, we expect to receive $68.0 in cash consideration from Intel pursuant to the sale agreement.

During the second quarter of Fiscal 2006 we renegotiated a multi-year contract related to design tools and software used in product development. The renegotiated contract is expected to result in lower costs over the term of the agreement; however we were required to make an upfront payment of $4.1 in the quarter. A portion of our prepaid balance related to this contract has been recorded as a long-term asset to reflect the substance of this multi-year agreement.

Under the new agreement, our purchase obligations as at September 23, 2005 were as follows:

                                            Payments due by period
                                            Less than 1                 4 - 5
                                 Total         year      1 - 3 years    years
                               ---------    -----------  -----------  ----------
Purchase Obligations             $ 9.5         4.9           3.2         1.4

There have been no other significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 25, 2005.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations

BACKLOG

Excluding transactions related to the RF Front End business, our 90-day backlog as at September 23, 2005 was $28.2 (June 24, 2005 - $25.8). Generally, manufacturing lead times for semiconductor products are longer than one quarter because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for the quarter or year. Our 90-day backlog increased from the prior quarter due to a higher backlog of products within the Network Communications segment.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There are no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 25, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154 (SFAS 154), Accounting Changes and Error Corrections. SFAS 154 replaces Accounting Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in Fiscal years beginning after December 14, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our financial position or results of operations.

In December 2004 the FASB published a revision to SFAS No. 123 (SFAS 123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005, the

Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. We have not yet determined which fair-value method or transitional provision we will adopt.

In November 2004 the FASB issued SFAS No. 151, Inventory Costs (SFAS 151). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial position, results of operations or cash flows.

COMMON SHARES OUTSTANDING

As at October 21, 2005 there were 127,308,973 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.

SALE OF THE RF FRONT-END BUSINESS

On October 7, 2005, we entered into an agreement with Intel Corporation and its UK subsidiary to sell our the assets related to our RF Front - End Consumer business. We expect to receive approximately $68.0 in cash and $2.0 in other considerations when the deal closes, which is expected to be in November 2005. The following table shows the carrying value of the assets to be included in the sale:

                                   Sept. 23,    March 25,
                                      2005        2005
                                   ----------------------

           Inventories                 3.7          4.2
           Fixed assets                2.4          2.7
                                   ----------------------
           Total assets            $   6.1      $   6.9
                                   ======================